UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13G
_________________________

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2

DUSKA THERAPEUTICS, INC.
(NAME OF ISSUER)

Common Stock, Par Value $.001 per Share
(TITLE OF CLASS OF SECURITIES)

459862306
(CUSIP NUMBER)

October 8, 2008
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

CUSIP NO. 459862306	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Dr. Jonathan Stamler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 562,276* SHARED VOTING POWER: SOLE DISPOSITIVE POWER: 562,276* SHARED DISPOSITIVE POWER:
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 562,276*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.6%**
12.	TYPE OF REPORTING PERSON: IN

*Dr. Stamler was issued  two warrants to purchase an aggregate of 2,249,102 shares of Common Stock, of which 562,276 vested immediately and the remainder vest monthly on  a pro rata basis over  a thirty six month period unless earlier terminated as specified in the warrants.  This number only reflects those warrants that have already vested.

** Based on 3,892,841 shares of Common stock outstanding as of October 21, 2008.

CUSIP NO. 459862306	13G	Page 3 of 6 Pages

ITEM 1 (a)             NAME OF ISSUER:
Duska Therapeutics, Inc.

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
470 Nautilus Street, Suite 300, La Jolla, CA 92073

ITEM 2 (a)             NAME OF PERSON FILING:
Dr. Jonathan Stamler

ITEM 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Dr. Jonathan Stamler
c/o Duska Therapeutics, Inc.
470 Nautilus Street, Suite 300
La Jolla, CA 92073

ITEM 2 (c)     CITIZENSHIP:
Dr. Stamler is a citizen of the United States.

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:
Common Stock, par value $.001 per share (the "Common Shares")

ITEM 2 (e)     CUSIP NUMBER:
459862036

ITEM (3)        IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	( )	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")
(b)	( )	Bank as defined in Section 3(a)(6) of the Act
(c)	( )	Insurance Company as defined in Section 3(a)(19) of the Act

CUSIP NO. 459862306	13G	Page 4 of 6 Pages

(d)	( )	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	( )	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	( )	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	( )	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	( )	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	( )	A Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  :

ITEM 4.                  OWNERSHIP

(a)       Amount Beneficially Owned:
562,276

                (b)       Percentage of Class:
12.6% (based on 3,892,841 Common Shares outstanding as of October 21, 2008 plus an aggregate of 562,276 shares assumed issued upon the exercise of warrants held by the filing person) (based on information provided by the Company).

                (c)       Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote: 562,276
(ii)      shared power to vote or to direct the vote: 0
                    (iii)     sole power to dispose or to direct the disposition of : 562,276
                    (iv)     shared power to dispose or to direct the disposition of: 0

Dr. Stamler has the sole power to vote and dispose of the Common Shares owned by him.

ITEM 5.                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

CUSIP NO. 459862306	13G	Page 5 of 6 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to §240.13d-1(c))

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 459862306	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008

/s/ Dr. Jonathan Stamler
Dr. Jonathan Stamler